

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

> **Re: MacKenzie Realty Capital, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 19, 2021**
> **File No. 024-11503**

Dear Mr. Dixon:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed May 19, 2021

Cover Page

1. We note your response to comment 1 and the language in your subscription agreement that you can suspend or terminate your share repurchase program at any time. Please revise your cover to state that investment in your preferred shares may be illiquid, remove the reference to "limited liquidity" and clarify that you can suspend or terminate your share repurchase program at any time. In addition, please revise to include the prior disclosure that your Board of Directors stopped distributions in March 2020 and stopped share redemptions in May 2020 and clarify when distributions and share redemptions restarted.

Management Compensation , page 2

2.   We note your response to comment 3. Please revise to clarify what you mean by "Partnership Units" issued by the company, including whether these units include partnership units issued by your operating partnership and quantify the number of partnership units currently outstanding. Please also revise to quantify the debt financing and property management fees that you anticipate paying to third parties. In addition, we note that you will reimburse administrative service expenses, including personnel and overhead costs of Affiliates. Please specifically disclose whether you will reimburse your adviser for the salaries and benefits to be paid to your named executive officers.

Conflicts of Interest, page 4

3.   We note your response to comment 5. Please revise to disclose the number of other real estate entities in which the officers, directors and their owners are involved and, as applicable, describe any conflicts relating to investment opportunities or management's time. In addition, please describe to us the investment objectives and strategies of the other real estate entities and programs and tell us more specifically how you determined such investment objectives and strategies are not substantially similar to yours.

Preferred Stock
Preferred Dividend, page 73

4.   We note your response to comment 10 and the disclosure on pages 15 and 32 that there can be no assurance that you will pay the preferred dividend. We continue to believe that you should provide a detailed analysis of the basis for such distribution or remove references to any specific amount.

Management's Discussion and Analysis, page 81

5.   We note your response to comment 7 and your revised disclosure beginning on page 84 relating to your three real property assets. Please revise to provide a description of real estate and current property operating data with respect to these properties consistent with Form S-11.

General

6.   We note your response to comment 13. Please revise your disclosure to include a detailed organization chart, including ownership percentages.

7.   We note your response to comment 14 and your reference on page 82 to your "transition period." As you do not appear to have identified any specific assets to be purchased with the proceeds, we continue to believe your offering may constitute a blind-pool offering. Please revise to provide disclosure consistent with Industry Guide 5 or provide us with a more detailed analysis regarding the applicability of Industry Guide 5 to your

offering. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

8. We note that the consolidated balance sheet included in the Company's registration statement on Form 1-A discloses that the Company's holdings of investment securities exceed 40% of the Company's total assets as of March 31, 2021. Please inform us whether the Company's current holdings of investment securities continue to exceed 40% of the Company's total assets as of the date of this letter.

9. The response letter states that: (a) " [in] our experience the SEC staff has previously concurred that ownership of a securities portfolio with the commitment to liquidate or convert most of its investment securities to majority owned subsidiaries" would not cause a company to meet the Section 3(a)(1)(C) definition of "investment company"; and (b) non-compliance with the exemption from registration as an investment company set forth in Section 3(c)(5) of the 1940 Act during a period of repositioning "should…not result in the Company necessarily meeting the definition of the term 'investment company' in the meantime". Please provide citations to the authority that the Company is relying on to support these statements.

10. Please explain why the Company filed a notification of withdrawal of its election to be subject to Sections 55 through 65 of the 1940 Act prior to effectuating the repositioning of its portfolio in a manner that would cause the Company to no longer fall within the definition of "investment company" set forth in Section 3(a)(1)(C) of the 1940 Act.

11. Please provide the anticipated timeframe for completing the repositioning of the Company's portfolio in a manner that either will cause the Company to no longer fall within the definition of "investment company" set forth in the 1940 Act or qualify for an available exemption from registration as an investment company under the 1940 Act.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rebecca Taylor